OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA ACQUIRES A LARGE EPITHERMAL PROJECT IN COLOMBIA

Vancouver, BC, Canada – MAY 13, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce the acquisition of the Oribella project, in the Antioquia Department of Colombia. This new project lies about 40km southwest of Medellin and was acquired through a purchase agreement with Antioquia Gold Inc. (“Antioquia Gold”).

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon already paid.

Oribella falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east. Miranda was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested a large area of high-sulfidation epithermal Au-Cu mineralization. The target concept at Oribella is analogous to the California Vetas District in the Santander Department where both large, low-grade (Angostura) and very high-grade (La Bodega) deposits occur in the same system. High sulfidation systems in the Andes, particularly in Colombia are commonly overprinted by low-sulfidation bonanza gold veins.

The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusives that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite and clays associated with anomalous grades of gold and copper. This alteration is consistent with high sulfidation style of gold mineralization.

Anomalous rock samples are found in an area of poor exposure approximately 2km by 1km long, with gold values from 0.160 g Au/t to 9 g Au/t. Copper values range from 30 ppm to over the detection limit of 10,000 ppm or 1.0% Cu. Tellurium, barium and bismuth are commonly associated trace elements.

During its reconnaissance, Miranda noted significant areas where vegetation appeared distressed and or limited to one predominant species suggesting high metal grades in soils. In some of these areas, road cuts showed alteration and intense fracturing filled with hematite. These areas are unsampled but may indicate extensions of alteration zones where metals in the soils have influenced vegetation.

Agreement Details

Miranda acquired the Oribella project through an agreement with Antioquia Gold. Oribella is subject to a 0.5% royalty to Antioquia Gold that can be purchased for US$1,500,000 and a 2% royalty to Soratama Gold (a wholly owned subsidiary of Barrick Gold Corporation). Miranda acquired the property, subject to the royalties, by agreeing to pay the license canon due on May 14, 2014 of COP110,803,026 (approximately US$58,000) and to reimburse Antioquia Gold for the application payment of 101,136,976 (approximately US$53,000) when it is registered with the ANM as a contract. If the application is converted to a license on or before the anniversary of the agreement Miranda will pay Antioquia Gold an additional US$30,000 payment on the anniversary date. No other obligations are required to keep the project in good standing and Miranda may drop or reduce the lands at any time.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

For more information related to Miranda: Joe Hebert, Executive Vice President

775-738-1877

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.